UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 30, 2016

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE
PORTAGE ANNOUNCES SPIN-OUT OF EYGEN LIMITED
Toronto, Ontario, November 30, 2016 – Portage Biotech Inc. ("Portage" or "the Company") (OTC: PTGEF, Canadian Securities Exchange: PBT.U), is excited to announce the formation of EyGen, Ltd. a new ophthalmic company focused on developing preclinical ophthalmology assets through proof of concept. EyGen's lead asset is PPL-003, a potent anti-inflammatory created by Portage Pharmaceuticals Limited and being developed for topical ophthalmic delivery in patients with ocular surface and anterior segment diseases. This agent has the potential to become a new standard of care for the millions of people globally who suffer from dry eye disease.  PPL-003 has demonstrated steroid-like efficacy in animal disease models without steroid-like side effects, the profile for an ocular anti-inflammatory targeting NFkB that has been an elusive goal for many years.
EyGen's CEO, Bruce H. Littman, M.D., has put together a seasoned management team that will develop PPL-003 as a topical eye drop therapy for dry eye disease before exploring other ocular inflammatory diseases.  PPL-003 eye drops are well tolerated in animal studies to date and have demonstrated efficacy in mouse, rabbit and rat models of dry eye disease and uveitis.  EyGen is working with leading experts in the development of ophthalmic products.
EyGen is seeking $1.5 million from external investors for working capital to complete formulation work for PPL-003 and to perform additional animal studies prior to a pre-IND meeting in mid-2017.  Following regulatory agreement on a clear path forward and a successful Series A financing, the company will move PPL-003 rapidly to a clinical proof of concept: the demonstration of steroid-like efficacy in dry eye disease without the steroid-associated adverse events such as glaucoma and cataract formation. The dry eye disease market is growing and has a substantial unmet medical need.  A safe topical drug with steroid-like efficacy could find broad use in many other inflammatory ocular diseases. Additionally, EyGen will continue to identify new preclinical opportunities in ophthalmology with the goal of creating a diversified pipeline of ophthalmology assets and driving them through proof of concept.
"PPL-003's broad mechanism of action makes it an ideal targeted drug for dry eye disease, and I believe it will set a new standard for efficacy for dry eye therapies" says Dr. Bruce Littman, EyGen's new CEO.
"I am excited about the development of PPL-003 in Dry Eye Disease and potentially other inflammatory eye disorders.  In vivo data from various animal models support advancing PPL-003 into the clinic" says Dr. Burt Adelman, a Portage Pharmaceuticals Ltd. Scientific Advisory Board member and experienced biologics industry executive.
Portage Biotech Inc.'s wholly owned subsidiary Portage Pharmaceuticals, Ltd. (PPL), having discovered CellPorter®, a human-derived cell penetrating peptide platform for intracellular-targeted biologics and spun out its first successful development program into EyGen, Ltd., is also raising $1,000,000 of capital to finance its operations and the discovery and development of additional CellPorter® drugs for intracellular targets in dermatology, oncology, and other therapeutic areas.

PPL has demonstrated that the CellPorter® platform can ferry cargoes into cells in most compartments of the body and that its cargo remains biologically active once delivered.  CellPorter® has also been shown to cross the blood-brain barrier without disruption to cell membranes, allowing drug developers ready access to a difficult-to-drug organ system.  CellPorter® also has been shown to facilitate CD8 T-cell immune responses suggesting it may be useful in the development of vaccines.
PPL is currently testing CellPorter's ability to transport peptide drug cargos into the skin: if these experiments are successful they will validate Cellporter® as a novel and exciting dermatological delivery system capable of addressing previously undruggable targets. PPL and EyGen will continue to partner on additional ophthalmological therapeutics.  Finally, and in parallel, PPL is conducting studies to demonstrate that CellPorter® can deliver intracellular peptide drug cargos that target key oncogenic pathways to treat cancer. PPL management believes that CellPorter's ability to access intracellular targets will give it a marked advantage in drug development by opening up new targets for biological drugs and allowing the company to make use of decades of work done on peptide therapeutics.   PPL's next phase of development will also leverage new and ongoing collaborations to create additional lead candidates in different therapeutic areas.
Declan Doogan, M.D., Portage Biotech's CEO, commented, "The Portage team has shown the CellPorter® technology can deliver payloads into cells and help solve drug delivery problems as well as opening new therapeutic opportunities. I am excited by the potential of the PPL platform: these parallel leads across diverse therapeutic areas help spread development risk and make R&D investment more efficient".
About Portage:
Portage is engaged in the discovery and development of pharmaceutical and biotech products through clinical "proof of concept" with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization.
Portage is seeking discovery and co-development partners with expertise in areas such as cancer, infectious disease, neurology and psychiatry to develop and commercialize its therapies. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.
Portage looks to work with a wide range of partners in all phases of development. Collaboration with Portage may include direct funding of other companies or investing human capital from our extensive pool of talented scientists and physicians. Specifically, Portage invests sweat equity as well as, or instead of, capital. Portage's network of associated drug developers, financiers, scientists and physicians can provide substantial value for our partners by mitigating risks, designing clinical trials, providing regulatory expertise, and maximizing the rewards of clinical development.

Portage's other portfolio companies comprise:
Biohaven, wherein Portage has significant equity investment, is a privately-held biopharmaceutical company with particular expertise in late stage clinical development and has portfolio of multiple late stage drug assets. Biohaven has licensed intellectual property from Yale University, Catalent, ALS Biopharma LLC, Massachusetts General Hospital and two undisclosed pharmaceutical companies. The company has advanced multiple candidates into the clinic and has begun phase 2-3 trials as announced. Biohaven also has a substantial equity stake in Kleo Pharmaceuticals, Inc. (http://kleopharmaceuticals.com). Further information regarding Biohaven can be found at: http://biohavenpharma.com.
Sentien Biotechnologies Ltd , wherein Portage holds under 20% equity on a fully diluted basis, is a Boston-based firm developing an extracorporeal stem cell therapy for acute kidney injury.  Sentien is preparing to file its IND and has just raised more capital to support its first-in-man trial.

All Portage Shareholders interested in investing in the capital raise for EyGen and PPL or for further information, contact Kam Shah, Chief Financial Officer, at (416) 929-1806.or ks@portagebiotech.com .or our web site www.portagebiotech.com
Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.
Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.